August 22, 2024

James C. Malone
Chief Financial Officer
Consensus Cloud Solutions, Inc.
700 S. Flower Street, 15th Floor
Los Angeles, California 90017

       Re: Consensus Cloud Solutions, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-40750
Dear James C. Malone:

       We have reviewed your August 16, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Metrics, page 39

1. You state in your response to prior comment 1 that you have "contracts both initiated and terminated ("lost") on a daily basis." Please clarify separately for both Corporate and
       SoHo customers whether the same customer can both initiate and terminate a contract within the same month and if so, tell us how often this typically happens. If not, explain further how your reference to initiating and terminating contracts on a daily basis supports the use of average customers in your calculation of churn. In addition, your disclosures state that churn is calculated monthly and expressed as an average over the applicable period. Tell us what the applicable period means in this context and how the average for the period is calculated. Revise your disclosures as necessary to clarify your calculations.
 August 22, 2024
Page 2
Notes to Consolidated Financial Statements
Note 3. Revenues, page 65

2. We note your response to prior comment 2. So that we may better assess your response and disclosures, as previously requested, please provide us with the amount of usage fees recognized for each period presented. Tell us what the performance obligations are for the arrangements that include usage-based fees. In this regard, your response indicates that your cloud-based services generally include a single performance obligation to stand ready to process customer transactions, and your proposed revised disclosures refer to allocating the transaction price to each performance obligation. In addition, explain further how your proposed disclosures specifically address variable consideration associated with the usage-based fee arrangements or revise further as necessary.
3. You disclose that you expect to recognize revenue from Corporate contracts in a range of month-to-month up to 36 months and from SoHo contracts in a range from month-to-
       month up to one year. Please tell us the terms of your contracts for both Corporate and
       SoHo customers. Also, explain and revise to disclose whether your Corporate and SoHo contracts include cancellation provisions, and if so, whether customers are subject to penalties upon early termination.

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Vithya Aubee